NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED COMMON STOCK The NYSE American LLC (the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of the common stock ("'Common Stock") of Blonder Tongue Laboratories Inc (the 'Company') from listing and registration on the Exchange at the opening of business on July 11, 2022, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Section 1009(a) of the American Company Guide (the "Company Guide") as the Company was unable to demonstrate that it had regained compliance with all of Sections 1003(a)(i), (ii) and (iii) of the Company Guide by the end of maximum 18-month compliance plan period, which expired December 10, 2021. Pursuant to the above authorization, the Company was notified by letter on December 10, 2021, of the Exchange's intention to initiate delisting proceedings and a press release announcing the initiation of delisting proceedings was issued and posted on the Exchange's website. The Company had a right to appeal the determination to delist the Common Stock by a Committee of the Board of Directors of the Exchange (the "Panel"), provided that it filed a written request for such a review with the Secretary of the Exchange within seven calendar days of receiving notice of the delisting determination. On December 16, 2021, the Company had requested such review. On June 24, 2022, the Company provided formal notification of its intention to withdraw its request. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.